Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL OF AUGUST 3, 2020 DATE, TIME AND PLACE: On August 3, 2020, at 8:00 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Metrô, in the city and state of São Paulo. CHAIR: José Caruso Cruz Henriques. QUORUM: The totality of the elected members, with the participation of the Councilors as permitted by item 4.6 of the Internal Charter of the Fiscal Council. RESOLUTION UNANIMOUSLY MADE: 1. Mr. José Caruso Cruz Henrique was nominated as Chairman of the Company’s Fiscal Council and the Board member Alkimar Ribeiro Moura shall substitute him in absences or incapacities, for the current term of office. 2. Following the examination of the Company’s financial statements for the period from January to June 2020, the Councilors resolved to draw up the following opinion: “After examining the Company’s financial statements for the period from January to June 2020 and verifying the accuracy of all the elements examined, taking into consideration the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents appropriately reflect the capital structure, the financial position and the activities conducted by the Company in the period.”    CLOSING:Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), August 3, 2020. (undersigned) José Caruso Cruz Henriques – Chairman; Alkimar Ribeiro de Moura and Eduardo Azevedo do Valle– Councilors. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations